March 22, 2023

VIA ELECTRONIC TRANSMISSION

Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management
Disclosure Review and Accounting Office

100 F. Street, N.E.

Washington, DC 20549

Re:	Response to Staff Comments Regarding Vertical Capital Income Fund (File Nos. 333-208597; 811-22554) September 30, 2022 Annual Report and Related Matters

Dear Mr. Ellington:

This correspondence is submitted in response to the Staff's comments received on March 1, 2023 related to the September 30, 2022 annual report ("Annual Report") for the Vertical Capital Income Fund (the "Registrant" or "Fund"). We have included a summary of the comments and the Registrant's responses thereto, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1. In future annual reports, following the performance graph and table, please include disclosure stating that "that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the sale of fund shares" as per Instruction 4.g.(2)(B) of Item 24 of Form N-2.

Response: The Registrant undertakes to include such disclosures in future annual reports.

Comment 2. In future annual and semi-annual reports, please include a footnote to the Schedule of Investments stating "value was determined using significant unobservable inputs" as per Article 12-12 footnote number 9 of Regulation S-X.

Response: The Registrant undertakes to include such disclosures in future annual and semi-annual reports.

Comment 3. Because the Registrant made a return of capital distribution during the fiscal year ended September 30, 2022, please assure that marketing materials, fact sheets, the Fund's website, and financial statements do not refer to such distributions using the descriptor of "yield" as investors may assume this is equivalent to income. A descriptor of "rate" would be acceptable. In particular, it appears a page on the Fund's website is using yield in a manner that may be misleading to investors and these references should be corrected to say rate.

Response: The Registrant has made the requested website correction and reviewed other marketing materials, fact sheets, and financial statements disclosures and does not believe any use yield in a manner that may be misleading.

Comment 4. In future annual reports, in the supplemental information section, please include an address or addresses for the Trustees and Officers.

Response: The Registrant undertakes to include such disclosures in future annual reports.

If you have any questions or additional comments, please call the undersigned at 614-469-3238.

Sincerely,

Parker Bridgeport